SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number: 3-37791

A. Full title of the plan and the address of the plan,
if different from that of the issuer named below:

CAMBREX CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office:

CAMBREX CORPORATION
ONE MEADOWLANDS PLAZA
EAST RUTHERFORD, NEW JERSEY 07073

Cambrex Corporation Savings Plan

Index to Financial Statements, Supplemental Schedule and Exhibit
December 31, 2008

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008	4

Notes to Financial Statements	5-12

Supplemental Schedule*:

Schedule H, line 4i – Schedule of Assets (Held at End of Year) December 31, 2008	13

Signature	14

Exhibit

(23.1) Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Cambrex Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of Cambrex Corporation Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cambrex Corporation Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/J.H. Cohn LLP

Roseland, New Jersey
June 19, 2009

Index

Cambrex Corporation Savings Plan

Statements of Net Assets Available for Benefits
As of December 31,

	2008	2007

Assets:
Investments at Fair Value:
Cambrex Stock Fund	$1,558,980	$3,405,724
Mutual Funds	30,238,508	50,560,718

Loans to Participants	399,530	487,853
Total Investments	32,197,018	54,454,295

Receivables:
Participant Contributions	-	40,889
Employer Contributions	-	20,432
Total Contributions Receivable	-	61,321

Net Assets Available for Benefits	$32,197,018	$54,515,616

The accompanying notes are an integral part of these financial statements.

Index

Cambrex Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2008

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,058,399

Contributions:
Participants	1,493,854
Employer	601,209
Rollovers	41,695
Total contributions	2,136,758

Total additions	3,195,157

Deductions from net assets attributed to:
Investment loss:
Net depreciation in the fair value of investments	(16,892,298)

Benefit payments	(8,600,526)
Administrative expenses	(20,931)

Total deductions	(25,513,755)

Net decrease	(22,318,598)

Net assets available for benefits:
Beginning of year	54,515,616

End of year	$32,197,018

The accompanying notes are an integral part of these financial statements.

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Cambrex Corporation Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following brief description of Cambrex Corporation Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan to provide all eligible employees of Cambrex Corporation (“Cambrex” or the “Company”) and its subsidiaries a vehicle to accumulate savings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan was designed to enhance the defined benefit retirement program for employees of the Company.  The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (“Fidelity” or the “Trustee”).  Fidelity also serves as recordkeeper and custodian of the Plan.

Eligibility for Participation
Each employee who was a participant in a previous plan shall continue as a participant under the provisions of the Plan as of the Effective Date, as defined by the Plan document.  All other employees, except those covered under a collective bargaining agreement who must bargain for the benefit, who work at least 20 hours per week or 1,000 hours per year, are eligible to participate in the Plan on the first of the month following completion of thirty consecutive days of service.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions
Participants may elect to make, through payroll deduction, contributions in whole percentages of at least 1%, and not more than 50%, of their compensation on a before-tax and/or after-tax basis.  Pre-tax participant contributions may not exceed the smaller of 50% of the participant’s base compensation or $15,500 in 2008.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The catch-up contribution itself is limited to $5,000 in 2008 and $5,500 in 2009.  Participants may also contribute eligible amounts representing distributions from other qualified defined benefit or defined contribution plans or certain individual retirement accounts.

The Company matches 100% of employees’ contributions based on the first 3% of their compensation; an additional 50% of the contribution based on the succeeding 3%; and no match with respect to contributions in excess of 6%.  The Plan participants are allowed to designate into which of the investment funds the Company match will be made.

Index

Cambrex Corporation Savings Plan

Notes to Financial Statements– (Continued)

Vesting
A participant’s contributions plus corresponding actual earnings shall always be fully and immediately vested.  Participants shall vest in the matching employer contributions at twenty percent (20%) for each year of service completed.  If not already fully vested under the preceding basis, participants shall be 100% vested in their matching employer contributions upon normal retirement date, permanent disability, or death.  At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan.  These forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.  During 2008, $122,958 of the Company’s required matching contributions were funded through the utilization of funds from forfeited non-vested accounts.  Forfeitures for 2008 and 2007 were $24,029 and $199,760, respectively.  Cumulative unused balances in the forfeiture account amounted to $45,019 and $175,279 at December 31, 2008 and 2007, respectively.

Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  Effective March 28, 2005, all vested amounts less than $1,000 were immediately distributed.

Effective April 1, 2007, the non-spousal beneficiary of a Plan participant may elect to rollover the distribution amount to an individual retirement account, as provided for under the Pension Protection Act of 2006.

Loans to Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, subtracting the participants’ highest outstanding loan balances over the previous twelve months.  Only one outstanding loan is allowed at any given time, and no more than one loan will be approved for any participant in any twelve-month period.  There are two types of loans available: a regular loan, with a repayment period from one year up to five years; and a primary residence loan, with a repayment period from one year up to 15 years.  Loans are collateralized by the balance in the participant’s account and bear interest at 0.5% above the prime rate determined each October 1, or the first business day thereafter.  The amounts borrowed are transferred from the investment funds to the participant loan fund on a proportional basis. On a monthly basis, repayments of principal and interest are transferred to the investment funds.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates.  In 2008, interest rates ranged from 4.5% to 9.5%.  Principal and interest is paid ratably through payroll deductions.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting.

Plan Expenses
All costs of administering the Plan are paid by the participants to the extent not paid by the Company.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Index

Cambrex Corporation Savings Plan

Notes to Financial Statements– (Continued)

Risks and Uncertainties
The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the Cambrex Stock Fund, which principally invests in a single security.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Cambrex common stock is traded on a national securities exchange and is valued at the last reported sales price of the day.  Mutual funds are valued based on the published market value as quoted on a national securities exchange.  Securities traded on the over-the-counter market are valued at the last reported bid price.  Purchase and sale of securities are reflected on a trade date basis with the gain or loss recognized on the sale of securities being based on the average cost.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded as earned on an accrual basis.  Participant loans are valued at their outstanding balance, which approximates fair value.

Fair Value Measurements
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB issued Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities. The Company has adopted the portion of SFAS 157 that has not been delayed as of the beginning of its 2008 fiscal year and plans to adopt the balance of its provisions as of the beginning of its 2009 fiscal year.

3.	Fair Value Measurements

As stated in Note 2, on January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Index

Cambrex Corporation Savings Plan

Notes to Financial Statements– (Continued)

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data or other means.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs or minimize the use of unobservable inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets and liabilities carried at fair value at December 31, 2008 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total

Common Stock	$1,558,980	$-	$-	$1,558,980
Mutual Funds	30,238,508	-	-	30,238,508
Participant Loans	-	-	399,530	399,530

Total assets at fair value	$31,797,488	$-	$399,530	$32,197,018

Common Stock
Cambrex common stock is traded on a national securities exchange and is valued at the last reported sales price of the day.

Mutual Funds
Mutual funds are valued based on the published market value as quoted on a national securities exchange.

Participant Loans
Participant loans are valued at their outstanding balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Index

Cambrex Corporation Savings Plan

Notes to Financial Statements– (Continued)

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets

Year Ended December 31, 2008

Participant Loans

Balance, beginning of year	$487,853
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances, and settlements (net)	(88,323)

Balance, end of the year	$399,530

4.	Investments in Excess of 5% of Net Assets

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	2008		2007

Cambrex Stock Fund	$1,558,980	*	$3,405,724
Fidelity Asset Manager	2,640,731		4,630,817
Fidelity Growth & Income Portfolio	2,789,317		7,881,222
Fidelity Short-Intermediate Government Porfolio	2,552,357		-
Fidelity Magellan Fund	3,912,111		8,982,296
Fidelity Retirement Government Money Market Portfolio	7,265,312		8,065,518
Fidelity Worldwide Fund	1,565,896	*	3,333,445
Spartan US Equity Index	2,885,708		5,437,769
Wells Fargo Advantage Small Cap Value Fund	2,036,829		3,976,598

*Investments are less than 5% of the Plan’s net assets as of year end.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $16,892,298 as follows:

Cambrex Stock Fund	$1,481,050
Mutual Funds	15,411,248

Total	$16,892,298

Index

Cambrex Corporation Savings Plan

Notes to Financial Statements– (Continued)

The assets held by each fund are described in the prospectus of the fund, which are available to the Plan participants. Each fund offers different investment opportunities from assets consisting of cash and short-term investments, corporate bonds, common stocks, preferred stocks and government securities.  Each fund has an investment manager who exercises discretionary authority concerning investment vehicles within the fund.

5.	Related Party Transactions

The Cambrex Stock Fund invests primarily in Cambrex common stock and maintains approximately 3%-4% of its assets in cash and temporary liquid investments. Employee contributions and the employer match are used to buy units in the fund.  Shares of Cambrex common stock are purchased by the Trustee on the open market or in stock issued by Cambrex at the average of the high and low trading price on the day of contribution. All other transactions of Cambrex common shares were traded on the New York Stock Exchange ("NYSE").  Employee and employer contributions, dividends, and appreciation thereon can be transferred out of the Cambrex Stock Fund or transferred to another investment fund without restriction.  These Plan transactions are permitted under the Plan provisions and are specifically exempt from any ERISA "Party in Interest" regulations.  Each participant can exercise voting rights attributable to the shares allocated to their account.  Fidelity serves as Trustee, recordkeeper, and custodian of the Plan and, therefore, is a party-in-interest.  Fees paid by the Plan for the investment management services amount to $20,931 for the year ended December 31, 2008.

6.	Plan Termination

Although the Company has not expressed any intention to do so, the Company has the right under the Plan to temporarily or permanently discontinue its employer contributions to the Plan or to terminate or partially terminate the Plan at any time subject to the provisions set forth by ERISA.

In the event of, and upon, the Company's termination or partial termination of the Plan or complete discontinuance of contributions, the interest in the portion of each participant's account balance attributable to employer contributions shall become fully vested.  Unless the Company's Board of Directors (the "Board") deems otherwise, termination of the Plan shall not accelerate any such payments for the benefit of the participants or their beneficiaries, but the assets shall continue to be held for distribution and application in the manner prescribed by the Plan.

7.            Tax Status

The Internal Revenue Service issued its latest determination letter on April 4, 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the
Internal Revenue Code.

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Cambrex Corporation Savings Plan

Notes to Financial Statements– (Continued)

8.            Reconciliations of financial statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial statements	$32,197,018	$54,515,616
Participant contributions receivable	-	(40,889)
Employer contributions receivable	-	(20,432)
Net assets available for benefits per Form 5500	$32,197,018	$54,454,295

The following is a reconciliation of the contributions received by the Plan per the financial statements to Form 5500:

For the Year Ended
December 31, 2008
Contributions received by the Plan per the financial statements	$2,136,758
Add: Prior year contributions receivable	61,321
Contributions received by the Plan per Form 5500	$2,198,079

9.	Sale of Businesses

On February 6, 2007 Cambrex Corporation completed the sale of the businesses that comprise its Bioproducts and Biopharma segments to Lonza Group AG (“Lonza”).  The account balances of all employees of Cambrex who were participants in the Plan and who transferred their employment from Cambrex to Lonza as a result of the sale were fully vested as of the sale date.  In addition, any Plan participant who was terminated involuntarily between February 6, 2006 and February 6, 2008 was fully vested.  The loan balances of participants in the Plan may be rolled over into the Lonza Group Savings Plan upon the election of each participant as of the sale date.  Additionally, the proceeds of the special dividend declared by Cambrex as a result of the sale, were deposited in the Money Market Fund of the Plan.

10.	Legal Matters

In the fall of 2003 several complaints were filed on behalf of a class of Cambrex stockholders’ alleging securities fraud.  These actions were all consolidated into one Federal District Court action.  In September of 2007 Cambrex and the class entered into a Stipulation of Settlement in the litigation whereby Cambrex agreed to fund a settlement in the amount of $3,150,000 in exchange for dismissal of the complaint.  On May 5, 2008 the Court approved the settlement and dismissed the complaint with prejudice.  Because the Savings Plan held Cambrex stock during the time period relevant to the settlement, the Plan received a share of this settlement in the amount of $64,841.44 to be divided among eligible Plan participants, which is expected to be collected sometime in 2009.

Index

Cambrex Corporation Savings Plan

Notes to Financial Statements– (Concluded)

11.	Subsequent Events

Effective April 20, 2009, the default fund changed from the Money Market Fund to the age appropriate Fidelity Freedom Fund.  Additionally, the Cambrex Stock Fund and the Fidelity Growth and Income Fund were no longer open to investment effective April 30, 2009.  The assets in these funds, if not redirected to another fund by the Plan participant, were transitioned to the default fund effective May 1, 2009.

Index

Cambrex Corporation Savings Plan
EI# 22-2476135
Plan# 003

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

	Identity of Issue	Description of Assets/Investments	Cost Value	Current Value

*	Cambrex Stock Fund	Common Stock	**	$ 1,558,980
	Dreyfus Founders Growth Fund	Mutual Fund	**	1,170,570
*	Fidelity Asset Manager	Mutual Fund	**	2,640,731
*	Fidelity Freedom Income Fund	Mutual Fund	**	125,647
*	Fidelity Freedom 2010 Fund	Mutual Fund	**	504,266
*	Fidelity Freedom 2020 Fund	Mutual Fund	**	318,358
*	Fidelity Freedom 2030 Fund	Mutual Fund	**	599,406
*	Fidelity Freedom 2040 Fund	Mutual Fund	**	273,917
*	Fidelity Growth & Income Portfolio	Mutual Fund	**	2,789,317
*	Fidelity Investment Grade Bond	Mutual Fund	**	1,598,083
*	Fidelity Magellan Fund	Mutual Fund	**	3,912,111
*	Fidelity Retirement Government Money Market Portfolio	Mutual Fund	**	7,265,312
*	Fidelity Short – Intermediate Government Portfolio	Mutual Fund	**	2,552,357
*	Fidelity Worldwide Fund	Mutual Fund	**	1,565,896
	Spartan US Equity Index	Mutual Fund	**	2,885,708
	Wells Fargo Advantage Small Cap Value Fund	Mutual Fund	**	2,036,829
*	Loans to Participants (rates ranging from 4.5% to 9.5% and maturing in 2002 through 2022)	Loans Receivable	-	399,530
				$ 32,197,018

*	Party-in-interest

**	Cost information not required for participant-directed investments.

Index

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cambrex Corporation Savings Plan

Date June 19, 2009	/s/ Gregory P. Sargen

Gregory P. Sargen
Vice President and
Chief Financial Officer
(On behalf of the Registrant and as the Registrant's Principal Financial Officer)